N E W S R E L E A S E

November 25, 2003	Trading Symbols:
News Release 03-17	Nasdaq SmallCap: SSRI
TSX Venture: SSO
Berlin: 848840

ARGENTINE JOINT VENTURE UPDATES ACTIVITIES AT MANANTIAL ESPEJO

Vancouver, B.C. — Silver Standard is pleased to report initial results from a 4,500-meter infill and geotechnical program of diamond drilling underway at the Manantial Espejo silver-gold property in Santa Cruz province, Argentina. The completion of the infill drilling will allow a mineable reserve to be estimated for the property. Silver Standard and Pan American Silver Corp. (Nasdaq: PAAS, TSX: PAA) are 50/50 joint venture owners of the property.

To date, assays have been received on 17 infill drill holes completed on the Maria Vein and one on the Melissa Vein for a total of 2,209 metres, which includes hole T-334 on the Maria Vein that intersected 11.2 metres grading 10.23 grams/tonne gold and 135.7 grams/tonne silver (36.7 feet grading 0.30 ounces/ton gold and 4.0 ounces/ton silver) and hole T-343 on the Melissa Vein that intersected 13.7 metres grading 9.61 grams/tonne gold and 542.5 grams/tonne silver (44.8 feet grading 0.28 ounces/ton gold and 15.8 ounces/ton silver). In addition, mineralization was intersected in the hanging wall of the Maria Vein in an area that had not previously been recognized as mineralized, with hole T-326 intersecting 23.4 metres grading 0.09 grams/tonne gold and 382.8 grams/tonne silver (76.8 feet grading 0.003 ounces/ton gold and 11.2 ounces/ton silver). The 18 infill drill holes completed and assayed to date bring total drilling on the property to 47,411 meters in 431 holes.

The joint venture partners have initiated a feasibility study for the property, with geotechnical work underway and environmental work to commence shortly ahead of permitting. The feasibility study is anticipated to be completed in late 2004 or early 2005.

At December 31, 2002, the Manantial Espejo project contained measured and indicated resources totaling 4.39 million tonnes grading 263.8 grams of silver per tonne and 4.5 grams of gold per tonne (or 37.2 million ounces of silver and 640,000 ounces of gold). Inferred resources total an additional 1.59 million tonnes grading 258.5 grams of silver and 3.7 grams of gold per tonne. C. Stewart Wallis, P.G., P.Geo., is the independent qualified person for the Manantial Espejo resource review. An updated resource estimate that incorporates results of infill drilling at the Maria and Melissa veins will be prepared following completion of the infill drill program.

In other project news, Silver Standard is currently awaiting drill results from its wholly-owned Diablillos project in Argentina, further drill results from the Manantial Espejo project and its wholly-owned La Pitarrilla property in Mexico.

Due to successful results to date at La Pitarrilla, Silver Standard is planning to complete a further 15 infill and step-out holes on the Cordon Colorado zone, in addition to the 22 holes completed to date. The second phase drilling program is expected to provide data for a preliminary resource estimate at this significant new discovery.

Silver Standard is a significant silver resource company with projects in Australia, Argentina, Chile, Mexico, the United States and Canada. The company’s assets now include measured and indicated resources of 300.4 million ounces of silver and 1.1 million ounces of gold, plus inferred resources of 366.7 million ounces of silver and 1.1 million ounces of gold. Silver Standard is well financed with US$12 million in cash and US$6.9 million in marketable securities, and is actively advancing its portfolio with drill programs and acquisitions.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com

Cautionary note to U.S. investors concerning disclosure of estimates of measured, indicated and inferred mineral resources and contained ounces of silver: The terms “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.

We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (the “SEC”) does not recognize them.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured mineral resource and indicated mineral resource categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.

Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.

Disclosure of silver resources expressed in ounces in the measured and indicated mineral resource categories and the inferred mineral resource category in this news release is in compliance with National Instrument 43-101, but does not meet the requirements of Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, of the SEC, which will accept only the disclosure of tonnage and grade estimates for non-reserve mineralization.

SUMMARY OF SELECTED MANANTIAL ESPEJO DRILLING RESULTS
November 2003

Hole No.	Location (UTM)	Dip/ Azi-muth	From (meters)	To (meters)	Interval (meters)	Gold (g/tonne)	Gold (oz./ton)	Silver (g/tonne)	Silver (oz./ton)
T-325	4594405N 2461807E	31.5°/ -60°	114.1	121.3	7.2	0.33	0.01	143.9	4.2
T-326	4594321N 2461911E	31°/ -60°	93.3	116.7	23.4	0.09	0.003	382.8	11.17
			164.7	169.9	5.2	5.36	0.16	74.7	2.2
T-327	4594376N 2461941.5E	32°/ -60°	119.6	126.3	6.7	1.37	0.04	211.3	6.2
T-328	4594320N 2461968.5E	31°/ -60°	143.2	161.1	17.9	4.24	0.12	138.2	4.0
T-329	4594397.5N 2461981.5E	31°/ -60°	90.8	93.7	2.9	6.25	0.18	86.0	2.5
T-330	4594424.5N 2462054E	31°/ -60°	27.3	35.1	7.8	0.97	0.03	96.4	2.8
T-331	4594312.5N 2462106E	31°/ -60°	101.8	103.2	1.4	0.58	0.02	107.2	3.1
T-332	4594367N 2462134E	31.5°/ -49.5°	45.9	47.9	2	0.59	0.02	94.3	2.8
T-334	4594162.5N 2462187E	31°/ -60°	154.7	165.9	11.2	10.23	0.30	135.7	4.0
T-336	4594126N 2462256E	31.5°/ -60°	69.7	86.2	16.5	4.63	0.14	155.7	4.5
T-337	4594183N 2462348.5E	32°/ -60°	146.9	162.2	15.3	5.38	0.16	34.8	1.0
T-338	4594125.5N 2462404.5E	31°/ -60°	104.4	107.3	2.9	0.81	0.02	78.8	2.3
T-339	4594092N 2462440E	32°/ -60°	59.7	60.8	1.1	0.81	0.02	306.0	8.9
			125.5	128.7	3.2	4.2	0.12	76.4	2.2
T-341	4594105.5N 2462504E	31°/ -60°	93.3	94.9	1.6	0.71	0.02	479.5	14.0
T-343	4594205N 2463379E	180°/ -60°	112.4	126.1	13.7	9.61	0.28	542.5	15.8

*    Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Manantial Espejo exploration program. All assays are fire assays and were performed by ALS Chemex Labs, with industry standard QA/QC procedures.